Sylvamo Corporation

6400 Poplar Avenue

Memphis, Tennessee 38197

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	Sylvamo Corporation

Registration Statement on Form 10 (File No. 001- 40718)

Request for Acceleration of Effective Date

Dear Ms. Angelini:

Sylvamo Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the Registrant’s Registration Statement on Form 10, as amended to date (File No. 001- 40718) (the “Registration Statement”) be accelerated so as to permit it to become effective at 9:00 a.m. (EDT) on September 3, 2021, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Eric T. Juergens at (212) 909-6301.

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Very truly yours,

Sylvamo Corporation

By:	/s/ Matthew Barron
	Name:	Matthew Barron
	Title:	Vice President and Assistant Secretary

cc:	Jay Ingram

Anne Mcconnell

Ernest Greene

U.S. Securities and Exchange Commission

Alan Haguewood

International Paper Company

John Sims

Sylvamo Corporation

[Signature Page to Acceleration Request]